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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                      Under Securities Exchange Act of 1934
                               (Amendment No. 9)*

                              CAMPBELL SOUP COMPANY
                                (Name of Issuer)

                    CAPITAL STOCK, PAR VALUE $.075 PER SHARE
                         (Title of Class of Securities)

                                   134429-10-9
                                 (CUSIP Number)

                            James M. Papada, III
                    Stradley, Ronon, Stevens & Young, L.L.P.
         2600 One Commerce Square, Philadelphia, PA 19103 (215) 564-8049
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 31, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 134429-10-9                                       Page 2 of 5 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John T. Dorrance III (S.S. No.: ###-##-####)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*



5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                               [   ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Ireland

     Number of Shares                      7.     SOLE VOTING POWER
     Beneficially Owned By                           4,498,454
     Each Reporting Person                 8.     SHARED VOTING POWER
     With                                              875,027
                                           9.     SOLE DISPOSITIVE POWER
                                                     4,498,454
                                           10.    SHARED DISPOSITIVE POWER
                                                       875,027


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,373,481

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.3%

14.  TYPE OF REPORTING PERSON*

       IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This statement, constituting Amendment No. 9 to the Statement on Schedule 13D filed by John T. Dorrance III with the Securities and Exchange Commission and relating to the Capital Stock, par value $.075 per share (the "Shares"), of Campbell Soup Company (the "Company"), amends Amendments No. 1, No. 2, No. 3, No. 4, No. 5, No. 6, No. 7 and No. 8 to the Schedule 13D filed by John T. Dorrance III as follows:

     Unless otherwise noted, all defined terms herein are as defined in Amendment No. 1 to the Schedule 13D.

Item 4.  Purpose of Transaction.

     Mr. Dorrance has sold approximately 66.2% of his holdings in open market or in private transactions. As opportunities become available, his present intention is to make additional dispositions when economically advantageous. Such future dispositions may be substantial.

     Share dispositions by Mr. Dorrance in the recent past have resulted in a decrease in holdings of Shares attributed to him such that he no longer meets the jurisdictional requirements for continued reporting with respect to holdings of Shares attributed to him. Consequently, Mr. Dorrance will not file additional such reports with respect to holdings of Shares attributed to him unless and until the jurisdictional requirements again require him to do so.

Item 5.  Interest in Securities of the Issuer.

     As of the date hereof, John T. Dorrance III may be deemed beneficially to own 5,373,481 Shares, or approximately 2.3% of the outstanding Shares, in respect of which he has dispositive power and voting power as follows:

          (i) John T. Dorrance III holds no Shares directly. Mr. Dorrance disposed of 887,504 Shares at a per Share price of $80 in open market or in private sales and transferred 112,500 Shares to the YPI Foundation, of which he is a Trustee.

          (ii) 4,498,454 Shares -- sole dispositive power and sole voting power. John T. Dorrance III, Director and Trustee, holds these Shares as Trustee and sole beneficiary of the IPY Trust, and as sole voting Director of other entities owned by the IPY Trust, which hold the Shares. Since filing Amendment No. 8 to his Statement on Schedule 13D, Mr. Dorrance, Director, disposed of 9,614,996 Shares at per Share prices of between $80 and $81 and 1/8 in open market or in private sales.

                                Page 3 of 5 pages

          (iii) 591,188 Shares -- shared dispositive power and shared voting power. John T. Dorrance III holds these Shares as a Trustee of the Charles
     A. Dorrance Trust and of the John T. Dorrance IV Trust. John T. Dorrance III disclaims beneficial ownership of such 591,188 Shares.

          (iv) 130,367 Shares -- shared dispositive power and shared voting power. John T. Dorrance III holds these Shares as one of the Trustees of the YPI Foundation. John T. Dorrance III disclaims beneficial ownership of such 130,367 Shares.

          (v) 153,472 Shares -- shared dispositive power and shared voting power. John T. Dorrance III holds these Shares as one of the Executors under the Will of John T. Dorrance, Jr. John T. Dorrance III disclaims beneficial ownership of such 153,472 Shares.


                                Page 4 of 5 pages

                                   Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated: October 31, 1996
                                                      /s/ John T. Dorrance, III
                                                      -------------------------
                                                       John T. Dorrance, III






                                Page 5 of 5 pages